

December 20, 2011

Via E-mail
Mr. Martin R. Benante
Chief Executive Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054

> **RE: Curtiss-Wright Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-00134**

Dear Mr. Benante:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 33

1. Please tell us whether reported backlog includes any amounts on government contracts that have not been funded. If applicable, please quantify these amounts in future filings and provide a full definition of amounts included in backlog. Quantified disclosure would also be appropriate if material amounts of previously reported backlog were ultimately cancelled to provide investors with pertinent information regarding the variability and reliability of this data.

Revenue Recognition, page 42

2. In future filings, if material, please disclose the effect of revisions to your estimates of completion. Refer to ASC 605-35-50-9.

Receivables, page 61

3. If receivables include amounts due under long-term contracts, state separately in the balance sheet or in a note to the financial statements the following amounts:

- Balances billed but not paid by customers under retainage provisions in contracts.
- Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.
- With respect to retainages and other unbilled amounts, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage are expected to be collected.

Refer to Rule 5-02 (3)(c) of Regulation S-X for guidance.

Inventory, page 61

4. In future filings please provide the footnote disclosure concerning long-term contracts required by items (i) and (ii) of Rule 5-02 (6)(d) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Liquidity and Capital Resources, page 39

5. You state on page 40 of your 2010 Form 10-K that you were in compliance with your debt covenants. However, you are silent in your quarterly reports whether you were in compliance. Please tell us and disclose in future filings whether you were in compliance with your debt covenants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief